SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 16)

                                TerreStar Corp.*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    881451108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 4, 2009
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     * IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY



4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER
    58,654,268

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    58,654,268

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    58,654,268

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.2%

14. TYPE OF REPORTING PERSON*
    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Offshore Manager, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    58,654,268

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    58,654,268

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    58,654,268

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    HMC Investors, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER
    0

8.  SHARED VOTING POWER

    0
9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

     CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                         [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    22,761,026

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    22,761,026

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    22,761,026

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.0%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    22,761,026

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    22,761,026

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    22,761,026

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.0%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    HMC - New York, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbert Management Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.0%

14. TYPE OF REPORTING PERSON*
    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    81,415,294

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    81,415,294

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    81,415,294

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    49.1%

14. TYPE OF REPORTING PERSON*
    CO

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    81,415,294

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    81,415,294

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    81,415,294

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.1%

14. TYPE OF REPORTING PERSON*
    IN

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Raymond J. Harbert

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER
    0

9.  SOLE DISPOSITIVE POWER
    0

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                   [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 881451108
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Michael D. Luce

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    0

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 881451108
          ---------------------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 13, 2008.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 13, 2008.
--------------------------------------------------------------------------------

ITEM 2 TO THE SCHEDULE 13D/A FILED ON JUNE 13, 2008 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As a result of the transfer of certain management agreements and related transactions among Reporting Persons, certain of the Reporting Persons no longer have beneficial ownership of the shares, and two new Reporting Persons have been added, as follows:

(a-c,f) This Schedule 13D/A is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the former investment manager of the Master Fund, Harbinger Capital Partners LLC ("Harbinger LLC"), the investment manager of the Master Fund, HMC Investors, L.L.C. ("HMC Investors"), the former managing member of Harbinger Management, Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the former managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger Management, Harbinger LLC and HCPSS, Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a member of HMC Investors and a shareholder of HMC, and Michael D. Luce, a member of HMC Investors and a shareholder of HMC (each of the Master Fund, Harbinger Management, Harbinger LLC, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Harbinger Holdings, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, Harbinger LLC, HMC Investors, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of Harbinger Management, Harbinger LLC, the Special Fund, HCPSS, HMCNY, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 58,654,268 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 0 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 58,654,268 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 0 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 22,761,026 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 22,761,026 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 0 Shares.

As of the date hereof HMC may be deemed to beneficially own 0 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 81,415,294 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 81,415,294 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 0 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 0
Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 13, 2008.
--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 58,654,268 Shares, constituting 38.2% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 58,654,268 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 58,654,268 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 58,654,268 Shares, constituting 38.2% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 58,654,268 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 58,654,268 Shares.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 22,761,026 Shares, constituting 17.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,761,026 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,761,026 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 22,761,026 Shares, constituting 17.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 22,761,026 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 22,761,026 Shares.

(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 81,415,294 Shares, constituting 49.1% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 81,415,294 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 81,415,294 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 81,415,294 Shares, constituting 49.1% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 81,415,294 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 81,415,294 Shares.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 121,858,338* Shares outstanding as of the date of this filing.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

--------------------------------------------------------------------------------

* The number of outstanding shares is based on the 121,858,338 voting shares as reported by the Company as of the date of this filing, adjusted for warrants held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.

(e) As described in Item 2 herein, as of March 4, 2009 each of Harbinger Management, HMC Investors, HMCNY, HMC, Raymond J. Harbert and Michael D. Luce have ceased to be the beneficial owner of more than five percent of the Shares.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
-----------------------

/s/ Philip Falcone
-----------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------
Michael D. Luce


March 6, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 16, dated March 6, 2009 relating to the Common Stock, $0.01 par value of TerreStar Corp. shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

HMC Investors, L.L.C.

By: /s/ Joel B. Piassick
-----------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-----------------------

HMC - New York, Inc.

By: /s/ Joel B. Piassick
-----------------------

Harbert Management Corporation

By: /s/ Joel B. Piassick
-----------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
-----------------------

/s/ Philip Falcone
-----------------------
Philip Falcone

/s/ Raymond J. Harbert
-----------------------
Raymond J. Harbert

/s/ Michael D. Luce
-----------------------
Michael D. Luce


March 6, 2009

                                                                Exhibit B

                                    Exhibit B

                Transactions in the Common Stock, $0.01 par value
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                      Number of Shares               Price per Share
Transaction                   Purchase/(Sold)

                                    None

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                       Number of Shares              Price per Share
Transaction                    Purchase/(Sold)

                                    None


SK 03773 0003 969448